

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 1, 2009

Dennis Carrasquillo, President
PMX Communities, Inc.
Technology Business Incubator, Research & Development Park
3701 FAU Blvd, Suite 210
Boca Raton, FL 33431

**Re: PMX Communities, Inc.
Registration Statement on Form S-1
Filed September 3, 2009
File No. 333-161699**

Dear Mr. Carrasquillo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Part I

Risk Factors, page 6

1.   Certain subcaptions in your risk factors section fail to adequately describe the risk that is presented by the conditions or uncertainties you have identified. As examples, we note the following subcaptions:

- "There is a large disparity between the offering price and the prices at which selling security holders acquired their common ", on page 7;
- "We may not be successful in expanding the number of users of our electronic commerce services", on page 9; and
- "We may be subject to legal liability for online services", on page 13.

Please revise your risk factors section so that each subcaption adequately describes the risk to investors. See Item 503(c) of Regulation S-K.

2.   We refer to the risk factor subcaption "We cannot offer any assurance as to our future financial results" on page six and note your statement that you "have not received substantial income from operations to date." Please revise your document throughout to clearly indicate that you have received no income from operations to date.

"We expect our operating expenses to continually increase. We may never become profitable", page 9

3.   Please expand this risk factor to consider the additional expenses you will incur as the result of becoming a public reporting company.

"Companies such as Facebook and News Corp (owner of MySpace), may have a competitive advantage…", page 14

4.   In your response, please tell us the basis for your conclusion that Facebook and MySpace are your competitors. Your response should provide a quantitative and qualitative discussion of the scope and nature of your operations as compared to the operations of Facebook and MySpace.

"We do not meet the requirements for our stock to be quoted on NASDAQ and …", page 15

5.   You state that you intend to quote your stock on the OTC Electronic Bulletin Board. Please revise to explain that in order to be quoted on the OTCBB, your stock must be sponsored by a participating market maker, and that there is no guarantee that such a market maker will sponsor your stock for quotation on the OTCBB. You should also discuss the effect that failure to have your stock quoted on the OTCBB will have on the liquidity of your securities.

Plan of Distribution and Selling Security Holders, page 17

6.   Please revise to include a discussion as to how the selling shareholders acquired their shares.

7.   Please revise to disclose the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with your company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

8.   As a related matter, we note that two of your selling shareholders—OTC Business Solutions and Island Capital Management—are non-reporting legal entities. Please confirm, if true, that these selling shareholders are neither registered broker-dealers or affiliates of registered broker-dealers.

9.   Please identify the person or persons who have voting or investment control over the company's securities owned by Island Capital Management. See Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Business Operations, page 19

General, page 19

10.   Please provide a brief description of your business operations from the date of your inception as Merge II, Inc. up until you began operating as a social networking based internet marketing company. See Item 101(a) of Regulation S-K.

11.   We refer to the risk factor disclosure under the subcaption "The successful operation of our business depends upon the supply of critical elements from other companies…" on page 11 and note your statement that you depend upon third parties, to a substantial extent, for several critical elements of our business. Please revise to identify all third parties upon which your operations are substantially dependent. You should include a description of the material terms of any agreements between your company and these third parties.

Assignment and Lease Assumption, page 22

12.   You state that the Lease Purchase Option Agreement with Western Sierra Mining Corporation was entered into on February 14, 2009, four days after your board of directors consented to change your name to PMX Communities, Inc. The Lease

Purchase Option Agreement filed as Exhibit 10.1, however, is made between Western Sierra Mining Corporation and Merger II, Inc. Please advise.

Management's Discussion and Analysis of Financial Condition, page 27

General

13.   We refer to your risk factors on page 11 discussing the importance of expanding your company's brand in an effort to increase your user and advertiser base and attracting and retaining a substantial number of alternative device users to your online services. Please tell us whether you have considered adding an overview to management's discussion and analysis discussing these, and other important themes or significant matters with which your management is concerned primarily in evaluating your financial condition and operating results, so as to facilitate a better understanding of your operations. See Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 27

14.   We note that if the Company is unable to generate funds from operations, private placements, public offerings or bank financings, you may be unable to continue with your current business plan. Please revise to provide quantitative information regarding your financial requirements to enable investors to assess your financial condition and the likelihood that you will be able to pursue your current business plan. In addition, ensure that your disclosures state the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Executive Compensation, page 32

15.   Please revise so that the headings and disclosure items of your summary compensation table conform to the format specified in Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 32

16.   Please confirm, if true, that the number of shares listed in your beneficial ownership table includes shares that each shareholder listed in the table has the right to acquire beneficial ownership of within 60 days. See Exchange Act Rule 13d-3(d)(1).

Certain Relationships and Related Transactions, page 33

17.   We refer to the license agreement between your company and Invisosoft, Inc.
        dated June 23, 2009 and note that your president and chief executive officer
        currently serves as vice president of Invisosoft. Please advise as to why you have
        not provided the information required by Item 404(a) of Regulation S-K as it
        pertains to this agreement; or in the alternative, revise to provide the required
        disclosure.

18.   As a related matter, we note your disclosure on page 21 that you have initially
        acquired 100 Activation Seats of the Invisosoft Live Communicator Suite
        Software, which will allow users of your site to conduct online audio & video
        conferences online. Please revise your Business section to include a discussion
        regarding your relationship with Invisosoft, as well as a reasonably detailed
        discussion of the material terms of any agreements between your company and
        Invisosoft. Consider whether you should include a discussion in risk factors.

Financial Statements

Statement of Stockholders' Equity, page 56

19.   Revise to show the correct number of common shares outstanding at June 30,
        2009 of 53,600,000.

Statement of Cash Flows, page 59

20.   Please explain further your classification of $30,000 "conversion of notes
        payable" in cash flows from operations and $25,000 of "proceeds from
        assignment of lease agreement" in cash flows from investing activities. In this
        regard, it appears that the "proceeds" received from the assignment of the
        Company's capital lease are already included in the $125,000 of proceeds from
        notes payable in cash flows from financing activities. Please explain further how
        you determined that the forgiveness of the existing loans in exchange for the lease
        assignment was a "cash" transaction or tell us your consideration to reflect this
        transaction as a noncash transaction pursuant to paragraph 32 of SFAS 95
        (Codification 230-10-50-3 – 230-10-50-6).

Note 5 – Equity Transactions, page 65

21.   We note that you issued 6.1 million common shares for "services rendered" that
        were valued at $0.0001 per share during the six months ended June 30, 2009.
        Please describe the nature and cost of services received, the parties that performed
        the services, and the issuance dates of the shares. Additionally, please disclose

how you determined that $0.0001 per share represented the fair value of such shares. In this regard, please clarify whether the 7.5 million shares sold in June 2009 were sold to the Company's officers, directors, employees and other related interests or tell us whether these shares were sold to unrelated third party investors. Also, in your response, please tell us the accounting literature you considered in determining the fair value of these shares.

Recent Sale of Unregistered Securities, page 69

22.	For each sale of unregistered securities disclosed in your document, please identify the purchaser and the date of the sale, and briefly describe the facts relied upon to make each exemption available. See Item 701 of Regulation S-K.

23.	As a related matter, we note that during the period ended June 30, 2009 you issued 100,000 shares of common stock to a non-affiliate for services rendered for a total price of $10, and that you issued 7,500,000 shares for a total price of $750. Please describe the details of each of these issuances. With regards to the 100,000 shares issued for services rendered, identify the service provider and describe the services provided.

Part II

Exhibits

General

24.	Please advise as to why you have not filed as an exhibit the promissory notes evidencing the loan made to you by AU Spectators, LLC. See Item 601(b)(10)(ii)(C) of Regulation S-K.

Exhibit 5. Opinion re Legality

25.	The assumption in your legality opinion that the shares of common stock being offered pursuant to this registration statement "have been and will be issued" is inappropriate. Item 601(b)(5)(i) of Regulation S-K requires that your legality opinion indicate, if true, that the shares being offered will, when sold, be legally issued, fully paid and non-assessable. Please revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

Barbara Jacobs
Assistant Director

cc: Via Facsimile (303) 482-2731
        Jody Walker, Esq.